Chapman and Cutler LLP
                                 111 West Monroe
                             Chicago, Illinois 60603


                                 March 4, 2011


Mrs. Patricia Williams
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


Re: Guggenheim Defined Portfolios, Series 746
    Guggenheim BulletShares(R) 2011-2017 Corporate
    Bond ETF Ladder Portfolio, Series 1

    File No. 333-170059

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Dear Mrs. Williams:

   This letter is in response to the questions and comments that you raised during our telephone conversation on January 14, 2011 regarding the registration statement on Form S-6 for the Guggenheim Defined Portfolios, Series 746, filed with the Securities and Exchange Commission (the "Commission") on October 21, 2010. The registration statement offers the Guggenheim BulletShares(R) 2011-2017 Corporate Bond ETF Ladder Portfolio, Series 1 (the "Trust"). This letter serves to respond to your comments.

Comment 1

   Please add the word "Allocation" to the name of the Trust so as not to mislead investors into believing the trust is an exchange-traded fund ("ETF") instead of a unit investment trust.

Response to Comment 1

   The Trust has been renamed as follows: "Guggenheim BulletShares(R) 2011-2017 Corporate Bond ETF Ladder Allocation Portfolio, Series 1."

Comment 2

   Under the heading "Principal Investment Strategy" in the Prospectus, please state the Trust's investment policy with respect to its investment of at least 80% of its assets in the corporate bonds described in the Trust's name.

Response to Comment 2

   The first sentence under "Principal Investment Strategy" now reads as follows:

   "Under normal circumstances, the trust will invest at least 80% of the value of its assets in shares of ETFs that invest in investment-grade corporate bonds which have scheduled maturities from 2011 through 2017. The ETFs in which the trust invests are sponsored by or affiliated with Guggenheim Funds, the sponsor of the trust."

Comment 3

   Please add risk disclosure concerning investment-grade bonds to the "Principal Risks" and "Investment Risks" sections in the Prospectus.

Response to Comment 3

   The Prospectus has been revised to include this risk disclosure.

   Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By: /s/ Morrison C. Warren
Morrison C. Warren